FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item
1.	Presentation regarding Banco Santander’s acquisition of Abbey National plc.

Item 1.

GRUPO SANTANDER A Unique Multi-local Retail Bank July 26, 2004

Disclaimer

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the Scheme. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating satisfaction of the Conditions, Santander’s ability to successfully combine the business of Santander and Abbey and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. Neither Santander nor Abbey undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

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Table of Contents The Transaction Positioning of the New Group The “Abbey Opportunity” Value Creation and Financial Impact Next Steps

Table of Contents The Transaction Positioning of the New Group The “Abbey Opportunity” Value Creation and Financial Impact Next Steps

Transaction Rationale
Santander core expertise is to manage retail banking franchises
Proven in Portugal, LatAm and in Pan-European consumer finance...
.... and by our first half results
Abbey is a unique retail banking opportunity
Preeminent franchise (18mn customers), in an attractive market...
.... with significant scope for further improvement
The combined group will be 85% “retail focused”, 92% “weighted” in AA or better countries and among the top 10 global banks
Substantial value would be generated from Abbey with our expertise

Transaction Rationale

Transaction Rationale
Positioning of The New Group
Highly focused on retail banking: ~85% of total business
Well diversified: 42% Eurozone, 47% UK and 11% Rest of the World(1)
Good risk-growth trade off: 92% loans in AA or better rated countries
Eur 50bn+ market cap global bank: #10 globally
Abbey Contribution
Access to one of the most attractive EU banking markets
Retail platform with “critical mass”: 18mn customers, #2 in mortgages, #5 in deposits and #6 in current accounts
Accelerated development of underleveraged franchise
Value Creation/Financial Highlights
Eur 560mn in incremental earnings before tax by '07 (Eur 450mn in costs, Eur 110mn in revenues)
Share buy back of up to 4% of existing capital
Anticipated reduced cost of capital through improved global balance
Expected to be EPS accretive from '06 including cost and revenue synergies and share buy back (before exceptional items)(2)
Core Tier 1 at 5.83% in June '04 post Eur 2.1bn adjustments; BIS II may increase the Total Capital ratio by c. 1.0%
(1) Based on loans to customers
(2) This statement as to financial accretion is not intended to mean that Santander's future earnings per share will necessarily exceed or match those of every prior year
6

Summary Transaction Terms
Key Terms
1 share of Santander for each share of Abbey
Special Abbey dividend: 25p plus 6p for dividend differential = 31p
Price
Price: £5.78(1)+ 6p for dividend differential = £5.84
Premium to Market: 17.3%(1)(2)
Aggregate Consideration: £8.5bn/Eur 12.8bn(1)(2)
Key Dates
Roadshow starts Monday 26 July '04
Documents out during September '04
Expected closing by year end '04
Additional Considerations
Recommended by Abbey's Board
Structured as Scheme of Arrangement
Subject to
Santander EGM to approve share issuance
Abbey shareholder approval and UK court sanction
Regulatory approvals
(1) Based on closing price of Santander and Abbey mid market price as of 22nd July '04 of Eur 8.33 and £4.93, respectively. Exchange rate Eur/£:1.50545
(2) Excluding 6p for dividend differential
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Table of Contents The Transaction Positioning of the New Group The “Abbey Opportunity” Value Creation and Financial Impact Next Steps 8

Attractive Multi-local Retail "Footprint"

Mexico
- GDP US$952bn[1]
- Grupo Santander Serfin
- Market share 14%[2]
- Branches 1,018

UK
- GDP US$1,678bn[1]
- Abbey
- Market share 11%[2]
- Branches 741

Germany
- GDP US$2,170bn[1]
- CC Bank
- Market share 16%[2]
- Branches 54

Portugal
- GDP US$191bn[1]
- Grupo Totta/Banco Santander Portugal/BSN
- Market share 11%[2]
- Branches 670





Chile
- GDP US$165bn[1]
- Banco Santander Chile
- Market share 18%[2]
- Branches 370

Brazil
- GDP US$1,414bn[1]
- Group Santander Banespa
- Market share 4%[2]
- Branches 1,874

Spain
- GDP US$928bn[1]
- Santander/Banesto
- Market share 18%[2]
- Branches 4,369

Leading retail position | Relevant presence/exposure

(1) Nominal GDP '03 (US$ at PPP). Source: European Intelligence Unit

(2) Market shares of retail banking except for Abbey (mortgage lending) and Germany (motor consumer finance)

Grupo Santander

9

Highly Focused on Retail
Total Revenues Per Business Unit '03 (%)
(1) Santander + Abbey. Abbey Retail Banking includes only PFS Total Revenues
(2) HSBC: Retail Banking includes Commercial Banking Business
(3) BoA: On a pro forma basis including FleetBoston. Retail Banking includes FleetBoston’s National Commercial, Regional Commercial and International Banking
(4) JP Morgan Chase: On a pro forma basis including Bank One. Retail Banking includes Chase Financial Services and Bank One Retail, Cards and Commercial Banking Businesses
(5) BNPP: Excluding other activities
(6) Citigroup: AM&PB includes Private Client Services and Global Investment Management. Retail Banking includes Global Consumer
(7) RBS: Retail Banking includes Retail Banking, Retail Direct, Ulster Bank and Citizens
(8) Barclays: 50% of Barclays Africa retail banking and 50% Wholesale Banking

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Balanced Portfolio of Businesses Combined Net Income Breakdown (%)(1) Combined Loans to Customers Breakdown (%)(2) Row UK 3 21 Spain 32 Puerto Spain Rico 39 1 Venez. 2 UK 47 Mexico Portugal 8 5 Other EU 5 Brazil Portugal Puerto Chile 15 Chile 6 Brazil Germany Rico Mexico 3 5 1 3 1 3 High diversification both in terms of Economies and Currency macro areas: Eurozone, UK and Latin America (1) Based on Santander cash net income '03 and Abbey '03 PFS trading profit before tax assuming a normalized 30% tax rate and Eur 173mn of minority interests and preference shares cost (excluding non trading items). Exchange rate Eur/£:1.50545. Excluding Financial Management and Equity Stakes area from Santander net income (2) Date as of '03. Exchange rate Eur/£:1.50545. Includes securitized loans for Abbey 11

Exposed to Higher Rated Countries Combined Net Income Breakdown (%)(1) Combined Loans to Customers Breakdown (%)(2) 3 2 5 B- A- BB B- 0.5 18 BB AA 0.3 2 AAA 15 3 1 15 5 8 25 A- 11 8 AAA 8 AA AA+ 52 14 61 11 32 AA+ 49 39 Pre Transaction Breakdown 74% of net income and 92% of loans to customers in AA or better countries: Spain, UK, Germany, Portugal and Chile (1) Based on Santander cash net income '03 and Abbey '03 PFS trading profit before tax assuming a normalized 30% tax rate and Eur 173mn of minority interests and preference shares cost (excluding non trading items). Exchange rate Eur/£:1.50545. Excluding Financial Management and Equity Stakes area from Santander net income (2) Date as of '03. Exchange rate Eur/£:1.50545. Figures do not add up to 100% since some loans are not allocated to specific countries. Includes securitized loans for Abbey
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A Group with a Global Dimension Key Figures Global Dimension(3)(Market Cap. Eur bn) Citigroup 188.0 1 Santander Santander'03 + Abbey(1) BoA 141.0 2 Assets (Eur bn) 351.8 617.9 HSBC 132.7 3 Loans to Customers (Eur bn) 172.5 335.6 JPMorgan Chase 106.6 4 Deposits (Eur bn) 132.7 244.7 Wells Fargo 78.5 5 RBoS 71.4 6 Revenues (Eur bn) 13.1 17.3(2) Operating Profit (Eur bn) 5.7 7.2(2) (4) MTFG 69.7 7 Net Attributable Income (Eur bn) 2.6 3.5(2) UBS 65.1 8 (5) Wachovia 58.5 9 Customers (mn) 41 59 Branches 9,199 9,940 Santander + Abbey 50.7 10 Employees ('000) 103 131 Santander 39.8 13 (1) Exchange rate Eur/£:1.50545 (4) Pro forma including UFJ acquisition (2) For Abbey includes only PFS division (5) Pro forma including Southtrust acquisition (3) Source: Datastream as of 22 July '04 13

Table of Contents The Transaction Positioning of the New Group The “Abbey Opportunity” Value Creation and Financial Impact Next Steps 14

Entry into the Attractive UK Banking Market Robust market, with solid growth Profitability of Listed Banks by Geography(1)prospects Switzerland Stable UK economy, forecast to maintain momentum Ireland UK Continued c. 3% GDP growth Spain Business-led recovery France Low unemployment Nordic Low inflation Austria Profitable sector – no influence of Benelux state-owned banks Italy Portugal Strong potential for cross-sell and share expansion vs. clearing banks Germany 0 5 10 15 20 25 '04E ROE (%) (1) Source: Goldman Sachs Research as of 4 June '04. Estimated by using median ROE of listed banks covered by Goldman Sachs Research Department 15

Sizeable Retail Platform with Significant Untapped Potential 18mn customers #6 by assets: £177bn Sizeable #2 by mortgages: 11% share Retail #5 by deposits: 9% share Platform #6 by current accounts: 6% share #3 in insurance protection products: 15% share Large distribution network, including 741 branches “Clean up” (’02 – ’04) of failed diversification (’97 – ’01) completed U PBU significantly reduced Poised for U Insurance: focus on profitable areas Growth U Improved risk management Focus can now be on retail franchise and operations Santander retail operating discipline can deliver significant results 16

Table of Contents Q The Transaction Q Positioning of the New Group Q The “Abbey Opportunity” Q Value Creation and Financial Impact Q Next Steps 17

First Objectives 1. Further simplify product range 2. Reinforce branch network distribution 3. Reinforce strong sales culture 4. Optimise efficiency levels, particularly via IT 5. Finalise disposal of non-core assets 18

Initial 3 Year Plan Impact on Earnings Before Tax (Eur mn) Main Actions Total Synergies: Eur 560mn Cost: Eur 450mn ¦ Improved cross sell/ tapping of Revenue: Eur 110mn growth areas: consumer finance, insurance to mortgage customers ¦ Productivity gains in branch network and back office ¦ Cost synergies from integration of group infrastructure and IT 450 Phasing 300 of Costs 150 '05 '06 '07 19

Sources of Revenue Synergies Upgrade effectiveness of branch network Mortgages sold through branches at only 35% of total... Leverage ...well below market average Branch Network Goal is to increase bank sales to 50%+ of origination U Better book of mortgages with lower origination costs U Greater ability to cross-sell Consumer Loans Increase Higher Protection and General Insurance Margin Products SMEs 20

Sources of Efficiency Gains and Cost Synergies Apply Santander DPC(1)Management to reduce DPCs Extend Santander “purchasing power” in hardware, IT software and communications Eliminate costs of overlapping systems development programs Accelerate Abbey existing site reduction and off-shoring Operations initiatives Use technology to improve operational efficiency in branches Sales Optimise and reduce outbound call centres Increase efficiency in electronic distribution Others Consolidation of head office functions (1) Data Processing Centre 21

Revenue Synergies Potential from Benchmarking £ mn Mortgages per Branch 5.75 159.3 Revenue per 4.36 4.55 118.5 Branch 85.0 (Banking & Savings Eur mn) Abbey A&L HBoS Abbey A&L HBoS £ mn Deposits per Branch 119.3 81.6 63.0 Revenue Expansion 486.0 Abbey A&L HBoS Eur mn £ mn Personal Lending per Branch 17.4 64.6 8.2 3.9 Alignment of Abbey A&L HBoS Revenue per Branch Abbey A&L HBoS Source: Company ’03 Annual Reports. Exchange rate Eur/£:1.50545 22

Efficiency Gains Potential from Benchmarking Retail Banking: Cost to Income Reduction Eur mn(1) 52.7% 157.8 47.8% 220.1 45.9% Abbey(2) A&L HBoS (Banking & Savings) (Retail Banking) (Retail Banking) (1) Data as of December ’03. Exchange rate: Eur/£:1.50545 (2) PFS cost to income for ’03 amounts to 56.5% 23

New Group Combined Capital Position 30th June ’04(1) Adjustment Special Santander Eur bn Santander Abbey to Abbey Dividend + Abbey RWA 217.1 86.6 - - 303.7 Core Capital 13.8 6.5 (2.1) (0.5) 17.7 Core Capital (%) 6.4 7.5 - - 5.8 Tier 1 Capital 17.6 9.5 (2.1) (0.5) 24.5 Tier 1 Capital (%) 8.1 10.9 - - 8.1 Strong core capital base after adjustments of Eur 2.1bn (1) The figures in the above table are based on an aggregate of the relevant Santander and Abbey figures as reported under Spanish GAAP, respectively, and without any reconciliation between these two accounting systems. These figures may be materially different due to the application of different accounting rules including IAS and BASLE II 24

Summary of Financial Impact and Value Creation

- Annual synergies of Eur 560mn incremental earnings before tax by '07
  - Eur 110mn in revenues
  - Eur 450mn in costs
- Share buy back of up to 4% of Santander existing share capital…
- …and continued focus on disposal of Abbey investment portfolio
- Expected to be EPS accretive from '06 including cost and revenue synergies and share buyback (before extraordinary items)[(1)]
- Anticipated reduction in cost of capital through improved global balance
- Core Tier 1 at 5.83% in June '04 post Eur 2.1bn adjustments; BIS II may increase the Total Capital Ratio by c. 1.0%

(1) This statement as to financial accretion is not intended to mean that Santander's future earnings per share will necessarily exceed or match those of every prior year

Grupo Santander

25

Table of Contents Q The Transaction Q Positioning of the New Group Q The "Abbey Opportunity" Q Value Creation and Financial Impact Q Next Steps 26

Estimated Timetable ’04 Announcement of Transaction 26 July Santander and Abbey interim results September Scheme documents posted to Abbey shareholders Late September Santander shareholder EGM October Abbey shareholder EGM Late October Final UK court hearing to approve Scheme of Arrangement By Year End Scheme of Arrangement effective / Transaction completes 27

Roadshow Schedule Team One Team Two Edinburgh Boston Amsterdam West Coast New York London Frankfurt Paris Munich Zurich Milan Madrid Lisbon Announcement: Announcement: Mon 26 July Mon 26 July = London (UK) - p.m. Tue 27 July = London (UK) Tue 27 July = Frankfurt (Germany) Wed 28 July = London (UK) Wed 28 July = Paris (France) Thu 29 July = Edinburgh (Scotland) and Dublin (Ireland) Thu 29 July = Munich (Germany) and Zurich (Switzerland) Fri 30 July = Madrid (Spain) Fri 30 July = Amsterdam, The Hague, Rotterdam (Netherlands) Mon 2 August = San Diego and San Francisco (USA) Mon 2 August = Milan (Italy) Tue 3 August = New York (USA) Tue 3 August - Wed 4 August = Boston (USA) Wed 4 August - Thu 5 August = London (UK) Thu 5 August - 28

Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel.: 34 91 259 65 20 – 34 91 259 65 15 – 34 91 259 65 17 – 34 91 259 65 18 Fax: 34 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BancoSantander Central Hispano, S.A.

Date:	July 26, 2004	By:	/s/ José Antonio Alvarez

Name: José Antonio Alvarez
Title: Executive Vice President